 EXHIBIT 99.1

CHATTEM, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Charged to Net Sales, Costs and Expenses (1)	Deductions / Recoveries	Balance at End of Period
Year ended November 30, 2009:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$419	$60	$(4)	$483
Allowance for customer returns	3,364	3,626	4,158	2,832
Allowance for cash discounts	1,028	9,739	9,651	1,116
Accrual for vendor allowances	4,907	23,095	22,032	5,970
	$9,718	$36,520	$35,837	$10,401
Year ended November 30, 2008:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$419	$—	$—	$419
Allowance for customer returns	6,906	3,466	7,008	3,364
Allowance for cash discounts	972	9,305	9,249	1,028
Accrual for vendor allowances	5,513	18,188	18,794	4,907
	$13,810	$30,959	$35,051	$9,718
Year ended November 30, 2007:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$346	$60	$(13)	$419
Allowance for customer returns	6,151	8,617	7,862	6,906
Allowance for cash discounts	692	8,051	7,771	972
Accrual for vendor allowances	3,718	18,752	16,957	5,513
	$10,907	$35,480	$32,577	$13,810

(1)
Additions to the allowances for customer returns and cash discounts are recorded as a reduction to net sales.  An increase in the allowance for doubtful accounts is recorded as a component of selling, general and administrative expenses.  An increase to the accrual for vendor allowances is recorded either as a reduction to net sales or as a component of advertising and promotion expense.